Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Southern Airlines No. 1 (Tianjin) Leasing Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 December 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-044

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED IN RELATION TO

THE PROVISION OF GUARANTEE FOR SOUTHERN AIRLINES NO. 1 (Tianjin) LEASING COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● Guarantee: Southern Airlines No. 1 (Tianjin) Leasing Company Limited (南航一号（天津）租赁有限公司)(the “SPV Company”)

● The guarantee amount shall not exceed US$115,435,900; as at the date of disclosure, the actual guarantee amount provided by China Southern Airlines Company Limited (the “Company”) for the SPV Company was nil;

● No provision of counter-guarantee;

● The overdue amount of loan guarantees provided by the Company and Xiamen Airlines Company Limited (a subsidiary of the Company, “Xiamen Airlines”) to self-sponsored trainee pilots with respect to their training fees are approximately RMB3,492,000 and RMB1,377,000, respectively.

I. SUMMARY OF THE AUTHORISED GUARANTEE

(I) Basic information of the guarantee

In order to decrease the cost of aircraft leasing, the Company propose to convert 11 aircraft from offshore lease mode to domestic free trade zone SPV sublease mode, and the SPV Company will become the first lessee and sublease lessor. As at 29 December 2015, the Company provided guarantee for the SPV Company in respect of its debt (such as rental and payables) to the offshore lessor of the 11 aircraft, ILFC IRELAND LIMITED, as well as its liability under the lease contract, and the amount of guarantee shall not exceed US$115,435,900.

(II) Consideration of the Board

According to the provisions of the Articles of Association of the Company (the “Articles of Association”), the Board passed the following resolutions by means of written resolution on 29 December 2015:

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1. agreed to increase 10 aircraft to the SPV Company sublease mode, and agreed to treat the SPV Company as the first lessee and sublease lessor of the 10 aircraft; 2. agreed to the provision of external guarantee for the SPV Company, and the total guarantee amount shall not exceed US$115,435,900; 3. authorised the general manager of finance department of the Company to sign relevant legal and guarantee documents.

The number of Directors supposed to be present was 11, of which 10 attended in person. The Directors approved the above resolutions unanimously after due consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company law, Security Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

Name: Southern Airlines No. 1 (Tianjin) Leasing Company Limited (南航一号（天津）租赁有限公司)

Address: Room 214, Unit 3, No. 7 Warehouse, Haifeng Logistic Park, No. 601 Luoyang Street, Dongjiang Free Trade Port, Tianjin Free Trade Zone

Legal representative: Yang Bin

Registered capital: RMB10,000

Business scope: leasing business, purchase of leased property in the PRC and from overseas, treatment and maintenance of residual value of leased property, consultation in respect of leasing transactions.

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company.

(II) The relationship between the guaranteed party and the Company

The SPV Company is a special purpose vehicle established by the Company on 11 August 2015, no operational business has been conducted as at the date of this announcement.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

Guarantor: China Southern Airlines Company Limited

Guarantee: Southern Airlines No. 1 (Tianjin) Leasing Company Limited

Warrantee: ILFC IRELAND LIMITED

Form of guarantee: guarantee

Guarantee amount: shall not exceed US$115,435,900

Term of guarantee: no fixed term, the guarantee will be valid continuously until the guaranteed obligations are solved irrevocably and unconditionally

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Main contents of the guarantee agreement: the Company provided guarantee for the SPV Company in respect of the debt, such as rental and payables, to the offshore lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the offshore lessor when the SPV Company is unable to fulfill its whole or partial obligations.

IV. OPINIONS OF THE BOARD

The Board has given due consideration in respect of the external guarantee to the SPV Company by the Company, in light of the Company's production, operation and development needs, which is beneficial for decreasing aircraft lease cost, and is in line with the development of the Company as a whole. Important decisions and ordinary operations of the SPV Company will be under absolute control of the Company as a wholly-owned subsidiary of the Company, as such material risk could be anticipated and effectively prevented.

The independent opinions from the independent Directors in respect of the above matters were as follows: 1. the Board approved that the Company shall provide external guarantee for the SPV Company with an amount of no more than US$115,435,900. The above guarantee will assist the Company in the development of its aircraft sublease business, so as to lower aircraft leasing cost, which is in the interest of the Company and its shareholders as a whole; 2. the SPV Company, a guaranteed party, is a wholly-owned subsidiary of the Company, thus the Company could effectively control and prevent security risk, therefore, it will not damage the interests of the Company and all of its shareholders; 3. decisions in relation to the above guarantee matters are made by the Board in accordance with the listing rules where the Company is listed and in accordance with the provisions of the Articles of Association, being legal and valid.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB413,870,000 and RMB43,620,000, respectively, representing approximately 1.16% and 0.12% of the latest audited net assets, respectively. The accumulated amount of the overdue guarantee was RMB3,492,000 and RMB1,377,000, respectively.

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to the external guarantee

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Board of Directors of

China Southern Airlines Company Limited

29 December 2015

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